April 16, 2025

Harry Simeonidis
Chief Executive Officer and President
Intelligent Bio Solutions Inc.
135 West, 41st Street
5th Floor
New York, New York 10036

       Re: Intelligent Bio Solutions Inc.
           Registration Statement on Form S-3
           Filed April 11, 2025
           File No. 333-286489
Dear Harry Simeonidis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Johnathan C. Duncan